October 21, 2019

Laura Franco
Executive Vice President, General Counsel
CBS Corporation
51 West 52nd Street
New York, New York 10019

       Re: CBS Corporation
           Registration Statement on Form S-4
           Filed October 17, 2019
           File No. 333-234238

Dear Ms. Franco:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Kenneth A. Lefkowitz, Esq.